Exhibit 99

RISK FACTORS

Risks Relating to Our Business

We are dependent on major customers.

During our fiscal year ended September 30, 2004, two customers of our Undersea Systems Division, the U.S. Government (consisting of contracts and orders with various agencies) and Sercel, Inc. (a subsidiary of Compagnie Generale de Geophysique SA), represented approximately 14% and 13% of our net sales, respectively, and for the nine months ended June 30, 2005, those customers represented approximately 11% and 20%, respectively, of our net sales. During our fiscal year ended September 30, 2003, U.S. Government contracts represented approximately 10% of our net sales. During our fiscal year ended September 30, 2002, Sea and Land Technologies, a former distributor/sales representative of our Undersea Systems Division, represented approximately 13% of our net sales. Except for those customers, no single customer represented more than 10% of our net sales in any of our three most recently completed fiscal years. However, a loss of any of our current major customers would have an adverse effect on our business.

Under our arrangement with Sercel, Inc., we currently have a non-exclusive worldwide license to use certain technology owned by Sercel that allows us to manufacture our GeoPoint hydrophones. During the first three years of the license, we had the exclusive right to manufacture the hydrophones using the licensed technology. Several years ago, the license converted from an exclusive license to a nonexclusive license. The term of the license has expired, but we, as licensee, have the right to continue to use the licensed technology to make, distribute, use and sell the licensed product. Subject to our retained right, Sercel as the owner of the licensed technology also has the right to use the licensed technology to make, distribute, use and sell the licensed product. Sercel is one of our largest customers (approximately 13% and 20%, respectively, of our net sales in fiscal 2004 and the nine months ended June 30, 2005), and substantially all of our revenues from Sercel consist of sales of hydrophones. Due to the current high level of activity in the oil and gas exploration industry, Sercel has advised us that it is seeking to develop a second source of supply for GeoPoint hydrophones. Should Sercel develop an alternative source of GeoPoint hydrophone production, some or all of our GeoPoint hydrophone sales to Sercel could be replaced by that new source. If Sercel discontinued purchasing GeoPoint hydrophones from us, our sales would decline to the extent that we were unable to replace such sales to Sercel with sales to other customers. Furthermore, if Sercel were to use the licensed technology to manufacture its own hydrophones, we could become a competitor with one of our major customers with respect to hydrophones.

A significant portion of our business is dependent on the oil and gas exploration industry.

We derived approximately 17%, 5% and 8% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and approximately 23% of our net sales during the first nine months of our 2005 fiscal year, from sales of products (primarily hydrophones) to companies engaged in oil and gas exploration or supplying products to companies engaged in that industry. We anticipate deriving a significant portion of our future business from sales of products related to oil and gas exploration. The oil and gas exploration industry is cyclical and expenditures vary significantly over different periods based primarily on the then price and anticipated price for oil and gas products. Any significant decline in the aggregate amount of expenditures by the oil and gas exploration industry would adversely affect our business, financial condition and results of operations.

We face significant competition.

We have a variety of competitors in our various product markets. Certain of our markets, such as glass flotation and geophysical hydrophones, are relatively small and the number of competitors is limited. In other markets, such as remotely operated vehicles, or ROVs, and systems and package inspection systems, the market is larger and we compete with a significant number of well-established companies that have significantly more resources than ours. We compete on the basis of product performance, features, quality, reliability and price and on our ability to manufacture and deliver our products on a timely basis. We may not be able to compete successfully in the future against existing or new competitors. In addition, competitive pressures may force us to reduce our prices, which could negatively affect our operating results. If we do not respond adequately to competitive challenges, our business and results of operations would be harmed.

We are subject to risks associated with international sales.

We derived 48.6%, 30.3% and 38.1% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and 51.5% of our net sales during the first nine months of our 2005 fiscal year, from international sales (primarily to Canada, Europe and Asia). We anticipate deriving a significant portion of our future business from international sales. Our international sales expose us to various risks including:

•	potentially adverse changes in the political or economic conditions in countries or regions where we sell our products,

•	compliance with multiple and potentially conflicting regulatory requirements including export requirements, tariffs and other trade barriers,

•	longer accounts receivable collection periods, and

•	differing protection of intellectual property.

In addition, to the extent that we price such sales in foreign currencies, we are subject to the risk of fluctuations in exchange rates, although we have traditionally priced our international sales in U.S. dollars in order to avoid such risks.

The portion of our net sales which consists of payments for research and development we perform for customers is dependent on government authorizations.

We derived approximately 8%, 4%, and 4% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and approximately 6% of our net sales during the first nine months of our 2005 fiscal year, from payments made by U.S. Government agencies, or prime contractors for such agencies, to finance research and development activities on their behalf. We anticipate deriving a portion of our future business from research and development activities funded by such customers. Much of such research and development activities relate to development of products in the acoustic area. The level of such funded research and development is therefore dependent upon governmental appropriations to fund research and development in the relatively small acoustic research area. Following the attack on the World Trade Center on September 11, 2001, the aggregate payments which we received for such research and development activities during our fiscal year ended September 30, 2002 decreased by approximately 37% from the amount of such payments we received during our fiscal year ended September 30, 2001. Our fiscal year ended September 30, 2004 is the first fiscal year during which the aggregate amount of the payments we received for funded research and development exceeded the amount we received during our 2001 fiscal year.

We are subject to risks associated with government contracts.

We derived 13.7%, 10.1% and 9.7% of our net sales during our fiscal years ended September 30, 2004, 2003 and 2002, and 10.6% of our net sales during the first nine months of our 2005 fiscal year, from government procurement contracts with U.S. Government agencies, primarily the U.S. Navy. We anticipate deriving a significant portion of our future business from government contracts. Such business is subject to risks arising from regulations applicable to U.S. Government contracts. Under those regulations, we often must participate in competitive bidding in order to obtain such contracts and some contracts (or the full implementation of such contracts) are subject to the agency involved being able to obtain sufficient funding through subsequent appropriations. The regulations also provide the government agency involved with extensive termination and audit rights. In the event of termination by that agency, we will only be able to recover costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Based on audits of such contracts, the U.S. Government may adjust our contract-related costs and fees, and some of our costs, including most financing costs, portions of research and development costs and certain marketing expenses, may not be recoverable. Further, as a U.S. Government contractor, we are subject to investigation, legal action and/or liability that would not apply to a contract with a commercial customer.

We are subject to risks related to compliance with and changes in governmental regulations.

Federal Aviation Administration approval is required for our locator pingers and state X-ray standards apply for certain of our Package Inspection Systems Division products. Sale of pingers and Package Inspection Systems Division products subject to such government regulations represented 5.2% and 3.0% of our net sales for the fiscal year ended September 30, 2004. Certain products of our Undersea Systems Division cannot be sold to restricted countries under U.S. export controls, and certain of our hydrophone products must conform to regulations that limit the ability of the hydrophones to be utilized for military applications. While we believe that such export controls have not to date had a significant adverse effect on our net sales, compliance with them increases the cost and delay associated with sale of those products to foreign customers.

Our business involves rapidly evolving products and technological change.

Rapid change of technology is a key feature of all of the markets in which our divisions operate. To succeed in the future, we will need to continue to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through customer-funded and internally-funded research and development and through business acquisitions. We may not be able in the future to continue to maintain comparable levels of research and development or successfully complete such acquisitions. In the past we have allocated substantial funds to capital expenditures, programs and other investments, and we will be required to continue to do so in the future. Even so, we may not be able to successfully identify new opportunities and may not have the needed financial resources to develop new products in a timely or cost-effective manner. Products and technologies developed by others may also render our products and systems obsolete or non-competitive and, in such event, we would need to write off a portion of the inventory which we maintain or have contractual commitments to acquire. Any of these events would adversely affect our financial condition and results of operations.

Our products could contain defects which would increase our costs and harm our business.

Certain of our products, especially our geophysical sonar products, are inherently complex in design, and their manufacture involves highly complex and precise processes. As a result of the technical complexity of these products, design defects, changes in manufacturing processes or the inadvertent use of defective materials could adversely affect our manufacturing yields and product reliability, which could in turn harm our business operating results, financial condition and customer relationships. For example, early in fiscal year 2004 we delayed our launch of certain new products in our Package Inspection Systems Division because of design problems which we then identified.

We provide warranties for our products and accrue allowances for estimated warranty costs at the time we recognize revenue from the sale of the products. We determine the amount of such allowances through estimates of product return rates and expected costs to repair or replace the products under warranty based on our historical experience. If actual return rates or repair and replacement costs differ significantly from our estimates, we may be required to make adjustments to recognize additional cost of sales in future periods.

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other suppliers, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could suffer loss of customers, increased costs of product returns and warranty expenses, damage to our brand reputation, diversion of development and engineering resources or legal actions. Any one or more of the foregoing could seriously harm our business, financial condition and results of operations.

Our operating results are difficult to predict, and if we fail to meet the expectations of investors, the market price of our common stock could decline significantly.

Our operating results from quarter to quarter have fluctuated and will likely continue to fluctuate. These fluctuations are typically unpredictable and result from factors such as:

•	changes in our customers’ capital spending,

•	industry cyclicality (particularly in the oil and gas exploration industry),

•	levels of government funding available to our customers and other economic conditions within the markets we serve,

•	the level of orders within a given quarter and preceding quarters,

•	the timing and level of cancellations and delays of orders for our products,

•	the timing of product shipments within a given quarter,

•	timing of new product introductions by us and our competitors,

•	changes in our pricing policies or in the pricing policies of our competitors or suppliers,

•	market acceptance of any new or enhanced versions of our products,

•	our ability to manufacture a sufficient quantity of our products to meet customer demand,

•	our level of expenses, and

•	the impact of newly promulgated accounting pronouncements.

We may in the future elect to change prices, increase spending, or add or eliminate products in response to actions by competitors in an effort to pursue new market opportunities. These actions may also adversely affect our business and operating results and may cause our quarterly results to be lower than the results of previous quarters.

In addition, we often recognize a substantial portion of our sales in the last month of the quarter. Thus, unexpected variations in timing of sales, particularly for our higher-priced, higher-margin products such as our Package Inspection Systems Division products, can cause significant fluctuations in our quarterly operating results. Orders expected in one quarter can shift to another period due to changes in the anticipated timing of customers’ purchase decisions or rescheduled delivery dates requested by our customers or the failure by customers to make agreed prepayments when scheduled. Our operating results for a particular quarter or year may be adversely affected if our customers, particularly our largest customers, cancel or reschedule orders, or if we cannot fill orders in time due to unexpected delays in manufacturing, testing, shipping, and product acceptance. Also, we base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products and could shift sales to a subsequent period. In addition, if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending quickly to compensate for the shortfall.

Due to these and other factors, we believe that quarter-to-quarter comparisons of results from operations, or any other similar period-to-period comparisons, should not be construed as reliable indicators of our future performance. In any period, our results may be below the expectations of investors, which would likely cause the trading price of our common stock to drop.

Because the sales cycle for some of our products is long and difficult to predict, and certain of our orders are subject to rescheduling or cancellation, we may experience fluctuations in our operating results.

Many of our capital equipment, system and subsystem products are complex, and customers for these products require substantial time to make purchase decisions. These customers often perform, or require us to perform, extensive configuration, testing and evaluation of our products before committing to purchase them. The sales cycle for our capital equipment, system and subsystem products from initial contact through shipment typically varies, is difficult to predict and can last as long as one year. The orders constituting our backlog are often subject to cancellation and changes in delivery schedules by our customers without significant penalty. We have from time to time experienced order rescheduling and cancellations that have caused our net sales in a given period to be materially less than would have been expected based on our backlog at the beginning of the period. If we experience such rescheduling and/or cancellations in the future, our operating results will fluctuate from period to period. These fluctuations could harm our results of operations and cause our stock price to decline.

We may in the future experience intellectual property infringement claims, which could be costly and time-consuming to defend.

Although we have not in any recent years received communications from third parties alleging that we are infringing trademarks, patents or other intellectual property rights held by them, it is possible that we may receive such claims in the future. Any claims of infringement brought by third parties could result in protracted and costly litigation, and we could become subject to damages for infringement, or to an injunction preventing us from selling one or more of our products or using one or more of our trademarks. Such claims could also result in the necessity of obtaining a license relating to one or more of our products or current or future technologies, which may not be available on commercially reasonable terms or at all. Any intellectual property litigation and the failure to obtain necessary license or other rights or develop substitute technology may divert management’s attention from other matters and could have a material adverse effect on our business, financial condition and results of operations. In addition, the terms of certain customer contracts require us to indemnify the customer in the event of any claim or infringement brought by a third party based on our products. Any such claims of this kind may have a material adverse effect on our business, financial condition or results of operations.

If we fail to protect our intellectual property and proprietary technology, we may lose our competitive advantage.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trademark and trade secret protection and nondisclosure agreements to protect our proprietary rights. The steps we have taken may not be sufficient to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. The patent and trademark law and trade secret protection may not be adequate to deter third party infringement or misappropriation of our patents, trademarks and other proprietary rights. In addition, patents issued to us may be challenged, invalidated or circumvented. Our rights granted under those patents may not provide competitive advantages to us, and the claims under our patent applications may not be allowed. The process of seeking patent protection can be time consuming and expensive and patents may not be issued from currently pending or future applications. Moreover, our existing patents or any new patents that may be issued may not be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us. Although we have not done so in the past, we may in the future initiate claims or litigation against third parties for infringement of our proprietary rights in order to determine the scope and validity of our proprietary rights or the proprietary rights of our competitors. Any such claims could result in costly litigation, the diversion of our technical and management personnel and the assertion of counterclaims by the defendants, including counterclaims asserting invalidity of our patents.

If we are unable to attract new employees and retain and motivate existing employees, our business and results of operations will suffer.

Our ability to maintain and grow our business is directly related to the service of our employees in each area of our operations. Our future performance will be directly tied to our ability to employ, train, motivate and retain qualified personnel. Competition for personnel in our industry segments is intense, and housing and other living costs in the geographic area where our facility is located are higher than in the geographical areas where the facilities of many of our major competitors are located. If we are unable to employ sufficient employees with the experience and skills we need or to retain our employees, our business and results of operations would be harmed.

We will incur substantial costs and uncertainties associated with the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board will require us to include in our annual report on Form 10-KSB filed with the SEC for each of our fiscal years commencing with the year ending September 30, 2006, reports by our management and by the independent registered public accounting firm which audits our financial statements as to the effectiveness of our internal control over financial reporting. If our management and independent registered public accounting firm determine that any “material weakness” exists in our internal control over financial reporting as of the end of the relevant fiscal year, they would be precluded from finding that our internal control is then “effective.” We anticipate incurring during our fiscal year ending September 30, 2005, approximately $150,000 of expenses in connection with documentation and testing of our internal control over financial reporting. These expenses are expected to be significantly greater in subsequent fiscal years, although the timing and amount of these expenditures will largely depend on regulatory developments.

Section 404 of the Sarbanes-Oxley Act and the related rules adopted by the SEC and the Public Company Accounting Oversight Board are fairly new and involve significant uncertainties concerning how they will be applied to smaller publicly-held companies such as Benthos. Accordingly, there is considerable uncertainty as to whether our management and independent registered public accounting firm will be able to conclude that our internal control over financial reporting is effective. If our management and independent registered public accounting firm were unable to determine that our internal control over financial reporting is effective, this could have an adverse effect upon the market price of our common stock.